# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Daedalus Special Acquisition Corp., CIK 0002082149
CUSIP: G2616C124
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 50 SLOANE AVENUE, LONDON, United Kingdom (X0), SW3 3DD
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001412741

## Reporting persons
- J. Goldman & Co LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,487,500; sole dispositive power 0; shared dispositive power 1,487,500; aggregate amount beneficially owned 1,487,500 (5.79% of the class)
- J. Goldman Capital Management, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,487,500; sole dispositive power 0; shared dispositive power 1,487,500; aggregate amount beneficially owned 1,487,500 (5.79% of the class)
- Jay G. Goldman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,487,500; sole dispositive power 0; shared dispositive power 1,487,500; aggregate amount beneficially owned 1,487,500 (5.79% of the class)

## Item 1. Issuer
Name of issuer: Daedalus Special Acquisition Corp.
Address of issuer's principal executive offices: 50 Sloane Avenue, London, SW3 3DD, United Kingdom

## Item 2. Person Filing
Name of person filing:
(i) J. Goldman & Co., L.P. ("JGC") with respect the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of Daedalus Special Acquisition Corp. (the "Company") held by J. Goldman Master Fund, L.P. ("JGMF") and J. Goldman Enhanced Master Fund, L.P. ("JGEMF");

(ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to the Class A Ordinary Shares held by JGMF and JGEMF; and

(iii) Mr. Jay G. Goldman with respect to the Class A Ordinary Shares held by JGMF and JGEMF.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Class A Ordinary Shares is G2616C124.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

c/o J. Goldman & Co., L.P.
Madison Avenue, 26th Floor
New York, NY 10022
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 25,685,000 Class A Ordinary Shares outstanding, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 10, 2025 and in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2025, after giving effect to the completion of the offering, the consummation of the simultaneous private placement and the partial exercise of the underwriters' over-allotment option, all as described therein.
Percent of class: 5.79%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- J. Goldman & Co LP: /s/ Sagan A. Weiss, By: Sagan A. Weiss, Chief Compliance Officer (02/17/2026)
- J. Goldman Capital Management, Inc.: /s/ Jay G. Goldman, Jay G. Goldman, Director (02/17/2026)
- Jay G. Goldman: /s/ Jay G. Goldman, Jay G. Goldman, individually (02/17/2026)